Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2003 and 2002

                        Commission File Number: 333-91478


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           The Kansas City Southern Railway Company Union 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kansas City Southern
                              427 West 12th Street
                        Kansas City, Missouri 64105-1804

                                    CONTENTS


     FINANCIAL STATEMENTS:

          Report of Independent Registered Public Accounting Firm

          Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

          Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002

          Notes to Financial Statements

     EXHIBIT:

          Exhibit 23 - Consent of KPMG LLP

                        THE KANSAS CITY SOUTHERN RAILWAY
                            COMPANY UNION 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)



                        THE KANSAS CITY SOUTHERN RAILWAY
                            COMPANY UNION 401(K) PLAN

                                TABLE OF CONTENTS

                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       1

Financial Statements:

     Statements of Net Assets Available for Benefits as of
        December 31, 2003 and 2002                                            2

     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2003 and 2002                        3

     Notes to Financial Statements                                            4

SUPPLEMENTAL SCHEDULE*

Schedule  H, Line 4i - Schedule  of Assets  (Held at End of Year)
     as of December 31, 2003                                                  8


* Other schedules required by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Participants and Plan Administrator of
The Kansas City Southern Railway Company Union 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern Railway Company Union 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP



Kansas City, Missouri
May 15, 2004

                        THE KANSAS CITY SOUTHERN RAILWAY
                            COMPANY UNION 401(K) PLAN
                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002


                                                       2003            2002
                                                  ---------------   -----------
Assets:
   Cash and temporary investments                 $     2,201           2,611
   Investments, at fair value:
     Common stock of Kansas City Southern               8,620           9,756
     Common collective trust                           53,586          39,798
     Mutual funds                                     467,247         351,625
                                                  ---------------   -----------
          Total investments                           529,453         401,179
Liabilities:
   Investment trade payables                            2,216             --
                                                  ---------------   -----------
          Net assets available for benefits       $   529,438         403,790
                                                  ===============   ===========
See accompanying notes to financial statements.

                        THE KANSAS CITY SOUTHERN RAILWAY
                            COMPANY UNION 401(K) PLAN
           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2003 and 2002


                                                                                          2003                 2002
                                                                                   -------------------   ------------------
Investment income (loss):
  Interest and dividends                                                           $         6,885                8,568
  Net appreciation (depreciation) in fair value of investments                              98,016             (94,136)
                                                                                   -------------------   ------------------
       Total investment gain (loss)                                                        104,901             (85,568)
Participant contributions                                                                   59,274               62,520
Benefits paid                                                                              (38,527)             (12,516)
                                                                                   -------------------   ------------------
       Increase (decrease) in net assets available for benefits                            125,648             (35,564)
Net assets available for benefits:
  Beginning of year                                                                        403,790              439,354
                                                                                   -------------------   ------------------
  End of year                                                                      $       529,438              403,790
                                                                                   ===================   ==================
See accompanying notes to financial statements.


                                                                      SCHEDULE 1



                        THE KANSAS CITY SOUTHERN RAILWAY
                            COMPANY UNION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002




(1)  DESCRIPTION OF THE PLAN

     (A)  GENERAL

          The Kansas City Southern Railway Company Union 401(k) Plan (the Plan) is a participant-directed, contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The   following   description   of  the  Plan  provides  only  general
          information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (B)  ELIGIBILITY

          The Plan covers all full-time employees of The Kansas City Southern Railway Company (the Company) who are members of one of the following collective bargaining units: Brotherhood of Railway Carmen, Division of Transportation Communications International Union, Brotherhood of Railroad Signalmen, The American Railway and Airway Supervisors Association--Division of Transportation Communications International Union, Transportation Communications International Union, and The National Conference of Firemen & Oilers. Plan entry dates are January 1, April 1, July 1 and October 1 of each year.

          A plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the Plan.

     (C)  CONTRIBUTIONS

          Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed an individual annual maximum contribution of $12,000 in 2003. The Company does not match participant contributions.

     (D)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances, as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant's account.

     (E)  VESTING

          Participants are immediately vested in their contributions plus actual Plan earnings thereon.

     (F)  INVESTMENT OPTIONS

          Upon   enrollment  in  the  Plan,  a  participant   may  direct  their
          contributions into any of the various funds offered by the Plan.

          Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

          Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

     (G)  BENEFITS

          Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59 1/2.

          Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $5,000 will be paid out within one calendar year of termination of employment. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

     (H)  PLAN TERMINATION

          Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

     (I)  PLAN EXPENSES

          Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     (B)  INVESTMENTS

          The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

          The assets held in the common  collective  trust (Invesco Stable Value
          Fund) are valued at contract value, which approximates fair value, as determined by the AMVESCAP National Trust Company.

     (C)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

(3)  INVESTMENTS

     Investments, which exceeded 5% of the net assets available for benefits at December 31, 2003 and 2002, were as follows:


                                                       2003            2002
                                                  -------------   -------------
   Invesco Stable Value                                53,586          39,796
   Barclays Global Inv Equity Index Fund                  --           26,826
   Franklin Balance Sheet Investment A                 37,904          29,244
   Growth Fund of America                              29,552             --
   Janus Fund                                         118,906          90,427
   MFS Value Fund                                      32,738          27,123
   PIMCO Renaissance                                   43,302          29,791
   PIMCO Total Return Administrative Shares            56,182          56,806
   Scudder Equity 500 Index                            28,119             --
   Washington Mutual Investors Fund                    49,255          31,398
   Other                                               79,909          69,768
                                                  -------------   -------------
                 Total investments                    529,453         401,179
                                                  =============   =============


     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $98,016 and ($94,136), respectively, as follows:

                                                       2003            2002
                                                ---------------   ------------
   Kansas City Southern common stock            $     1,018          (1,502)
   Mutual funds                                      96,998         (92,634)
                                                ---------------   ------------
                                                $    98,016         (94,136)
                                                ===============   ============


(4)  PLAN AMENDMENT

     Effective April 1, 2002, the Plan was amended and restated and a new trustee, administrator and custodian of the Plan were appointed. Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the previous custodian or as determined by a formal request from each participant. The conversion initiated a "black out" period beginning March 15, 2002, and continued through April 22, 2002. During this period, funds could not be withdrawn from the Plan and investment elections could not be changed until the trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited.


(5)  PORTFOLIO RISK

     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(6)  INCOME TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 9, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal
     Revenue Code. The determination letter is applicable for amendments executed through April 1, 2002.

     The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                        THE KANSAS CITY SOUTHERN RAILWAY
                            COMPANY UNION 401(K) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003


                      IDENTITY                                          DESCRIPTION                       FAIR VALUE
------------------------------------------------------   -------------------------------------------   ------------------
Common stock:
    *Kansas City Southern common stock                   601.955 shares, with a fair value of
                                                            $14.32 per share                        $           8,620
Common collective trust:
    Invesco Stable Value                                 53,585.88 shares, with a fair value of
                                                            $1.00 per share                                    53,586
Mutual funds:
    AIM Small Cap Growth Fund                            913.32 shares, with a fair value of
                                                            $25.71 per share                                   23,481
    EuroPacific Growth                                   546.597 shares with a fair value of
                                                            $30.21 per share                                   16,513
    Franklin Balance Sheet Investment A                  796.813 shares, with a fair value of
                                                            $47.57 per share                                   37,904
    Growth Fund of America                               1,204.235 shares, with a fair value of
                                                            $24.54 per share                                   29,552
    ING International Value Fund                         695.029 shares, with a fair value of
                                                            $15.11 per share                                   10,502
    Janus Fund                                           5,066.299 shares, with a fair value of
                                                            $23.47 per share                                  118,906
    Janus Twenty Fund                                    76.481 shares, with a fair value of
                                                            $36.17 per share                                    2,770
    MFS Value Fund                                       1,609.549 shares, with a fair value of
                                                            $20.34 per share                                   32,738
    Oppenheimer Quest Balanced Value                     1,100.991 shares, with a fair value of
                                                            $16.37 per share                                   18,023
    PIMCO Renaissance                                    1,865.65 shares, with a fair value of
                                                            $23.21 per share                                   43,302
    PIMCO Total Return Administrative Shares             5,245.751 shares, with a fair value of
                                                            $10.71 per share                                   56,182
    Scudder Equity 500 Index                             225.076 shares, with a fair value of
                                                            $124.93 per share                                  28,119
    Washington Mutual Investors Fund                     1,711.421 shares, with a fair value of
                                                            $28.78 per share                                   49,255
                                                                                                       ------------------
                Total investments                                                                   $         529,453
                                                                                                       ==================
*Party-in-interest.
See accompanying report of independent registered public accounting firm.






                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   THE KANSAS CITY SOUTHERN RAILWAY COMPANY
                                   UNION 401(K) PLAN


                                   By  /s/ Eric B. Freestone
                                     ------------------------------------------
                                       Eric B. Freestone
                                       Title:  Vice President Human Resources



Dated June 28, 2004